5 December 2012

National Grid plc (‘the Company’)

Scrip Dividend for 2012/13 Interim Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to shareholders on the register on 30 November 2012, the dividend record date.  A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2012/13 interim dividend is 702.5 pence. This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ex-dividend date.

For American Depositary Share (ADS) holders, the scrip ADS reference price for the 2012/13 interim dividend is US$56.3721. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADS) and by the average US$ rate for the equivalent dates.

The terms and conditions of the scrip dividend are available on the National Grid plc website at www.nationalgrid.com under the 2009 AGM Information section or from Capita Registrars (0871 402 3344, nationalgrid@capitaregistrars.com).

2012/13 interim dividend timetable:

15 November 2012	2012/13 half year results and dividend amount declared – 14.49 pence per ordinary share; $1.1497 per ADS
28 November 2012	Ordinary shares and ADSs go ex-dividend
30 November 2012	Record date
5 December 2012	Scrip dividend reference price announced
14 December 2012	Scrip dividend election date
16 January 2013	Dividend payment date

Contact: Arit Amana (020 7004 3116)